Exhibit (a)(5)
Tesoro Corporation
Statement Distributed to Wire Services and Certain Other Media Outlets
November 26, 2007
The board believes the rights plan is in the interest of all stockholders. The rights plan is designed to reduce the likelihood that a potential acquirer would gain control of Tesoro by open market accumulation or other coercive takeover tactics without paying a premium for all of the Company’s shares. The rights plan trigger of 20% is above the ownership level contemplated by Tracinda’s tender offer, does not otherwise interfere with the Tracinda tender offer and fully protects the ability of stockholders to freely vote or sell their shares.